Orbis
Grupa Hotelowa

Warsaw, October 15, 2009

SEC Mail Processing
Section

NOV - 3 2009

Washington, DC
110

09047372

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC Mail Processing
Section

NOV - 3 2009

Washington, DC
110

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the current report no. 24/2009 concerning information on the level of revenues of the Orbis Group in the period January-September 2009 to the Polish Financial Supervision Authority in Warsaw.

Best regards,

Marcin Szewczykowski

Member of the Management Board

11/24

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

82-5025

Current report no. 24/2009
October 15, 2009

Subject: Information on the level of revenues of the Orbis Group in the period January – September 2009.

In accordance with Recommendations 1.1 and 1.2 of „Best Practices of WSE Listed Companies" on ensuring broad and effective access to information necessary to assess the company's standing (Appendix to Resolution No. 12/1170/2007 of the WSE Supervisory Board of July 4, 2007) as well as in connection with provisions of Article 20 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated July 29, 2005 (Official Journal „Dz. U." No. 184, item 1539), „Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-691, hereby submits preliminary information on revenues of the Orbis Group in the period January – September 2009 that were at the level of PLN 790.3 million. This figure will be subject to verification during preparation of the periodic financial report for the third quarter of 2009.

Warsaw, 2009-10-16

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

SEC Mail Processing
Section

NOV - 3 2009

Washington, DC
110

OSA/AH-1/99 /2009

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 25/2009.
Best regards

Ireneusz Węgłowski

Vice-President

82 - 5025

Current report no. 25/2009 – correction of the current report no. 3/2009

October 15, 2009

Subject: Correction of forecast EBITDA financial results of Orbis Hotel Group disclosed in the current report no. 3/2009

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, pursuant to § 31 in connection with § 5 section 1 point 25 of the Regulation of the Minister of Finance of February 19, 2009, on current and periodic information to be published by issuers of securities and terms and conditions for equivalence of information required by virtue of the law of the state which is not a member state (Official Journal "Dz. U." of 28 February 2009, as further amended), hereby informs that as a consequence of monitoring of viability of achieving the forecasted financial results, a cyclical analysis of the achieved financial results has been carried out on the basis of systemically obtained information and the feasibility of attainment of the financial result (EBITDA) of the Orbis Hotel Group forecasted at PLN 220 million for the year 2009 has been assessed.

Therefore, the Management Board of Orbis S.A. forecasts that the EBITDA financial result of Orbis Hotel Group, net of profits from transactions of sale of real properties in 2009, will amount to PLN 180 million for 2009, as compared to the preceding EBITDA forecast of PLN 220 million, published in point 1 of the current report no. 3/2009.

The basic reason behind the decision to reduce the forecast of PLN 220 million, published in the current report no. 3/2009, by PLN 40 million, and to issue a correction of the said report lies in lower than planned revenues of the ORBIS Hotel Group for three quarters of 2009 caused by a reduction in the number of roomnights sold, particularly in the business and foreign guests' segments. An additional factor that justifies the correction of this forecast is the absence of rational grounds to expect a reversal of this adverse trend in the fourth quarter of 2009.

The remaining information contained in the current report no. 3/2009 remains valid, with due consideration for the above-mentioned information.